Exhibit 99.1

MAZOR ROBOTICS LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”) will be held at CBLS, Law Offices at Azrieli Center, Square Tower, 35th floor, Tel-Aviv, on Tuesday, July 19, 2016 , at 3:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The Meeting is being called for the following purposes:

1.	To approve the grant of a bonus in the sum of NIS 900,000 to Mr. Ori Hadomi, the Company’s Chief Executive Officer (the "CEO") in light of his contribution to the Company's successful completion of a private placement of the Company's ADSs and the execution of an Exclusive Lead Sharing and Distribution Agreement in May 2016 (the "Transactions").

2.	To approve the update of the CEO employment agreement, so that as of March 1, 2016, the CEO monthly fixed salary will be increased to NIS 80,000, to better reflect his contribution and importance to the Company.

3.	To approve a grant of options to purchase up to 386,574 of the Company’s ordinary shares (the "Options") to the CEO. The Options shall vest and become exercisable in accordance with a four (4) year vesting schedule, commencing on the date of grant, so that upon the lapse of twenty four (24) months from the date of grant, fifty percent (50%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, six point twenty five percent (6.25%) of the shares underlying the Options shall vest (the "Vesting Period"). The exercise price of the Options is NIS 22.23 each, non-linked, which reflects the higher of (i) the closing share price in the Tel Aviv Stock Exchange ("TASE") on the last trading day prior to the date of signature of the Transactions, or (ii) the average of the closing price per share in the TASE during the 30 days preceding the date of signature of the Transactions. In addition, the CEO will be entitled to accelerated vesting of any unvested options should his position be terminated by the Company (without cause), if and when the Distribution and Lead Share Agreement with Medtronic formally entering into its second phase of full global distribution of the Company's products by Medtronic.

4.	To approve the grant of a bonus in the sum of NIS 200,000 to each of Ms. Sharon Levita, the Company’s Chief Financial Officer, Mr. Eli Zehavi, the Company's Chief Operating Officer and Vice President of Research and Development and to Mr. Doron Dinstein, the Company's Chief Medical Officer, in light of the their contribution to the successful completion of the Transactions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Thursday, June 16, 2016, are entitled to notice of and to vote at the meeting either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed in subsection iii below). Shareholders who do not attend the meeting in person may vote in accordance with one of the following alternatives:

(i)	The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, states that shareholders who will not attend the Meeting in person may vote with respect to items 1-4 on the agenda by completing the second part of the form of the Deed of Vote (ktav hatzba'a) and to return it promptly (and in any event at least four (4) hours prior to the appointed time of the Meeting) to the Company at its registered address.

(ii)	You can also vote via the electronic voting system of the Israel Securities Authority (the "Electronic Voting System"), after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours prior to the appointed time of the Meeting.

(iii)	The Company's Articles of Association also allows you to appoint a proxy to vote in your stead (whether personally or by means of a Deed of Vote) at the Meeting, as long as the proxy is delivered to the Company at its registered address at least forty eight (48) hours prior to the appointed time of the Meeting.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, by Deed of Vote or in person by attending the Meeting you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided both in the Proxy Statement and on the enclosed Deed of Vote.

Sincerely,
Jonathan Adereth
Chairman of the Board of Directors
June 9, 2016

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PROXY STATEMENT
MAZOR ROBOTICS LTD.
Corporation no: 51-300904-3
  HaEshel 7, Caesarea

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
July 19, 2016

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Mazor Robotics Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Tuesday, July 19, 2016, at 3:00 p.m. (Israel time), or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Tuesday, July 26, 2016 at 3:00 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Each of the Proposals 1 to 4 described hereinafter pursuant to the Israeli Companies Law, 5799-1999 (the "Companies Law"), require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the Company or shareholders who do not have a "Personal Interest" (as such term is defined hereinbelow) in the approval of the proposal who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights. “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer and exclusive of a personal interest that stems from the fact of holding shares in the Company, including the personal interest of a person who votes by virtue of a power of attorney given him by another person, even if the other person does not have a personal interest, and the vote of a person who was given a power of attorney by a person who has a personal interest shall also be deemed the vote of a person with a personal interest, irrespective of whether the person who votes has or does not have direction.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposals 1 to 4 described hereinafter (please see the definition of the term “Personal Interest” hereinabove). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to Proposals 1 to 4, their vote will be disqualified.

PROPOSAL 1
APPROVAL OF THE GRANT OF A BONUS TO MR. ORI HADOMI, THE CHIEF
EXECUTIVE OFFICER OF THE COMPANY

According to the resolution of the Compensation Committee held on May 10, 2016  and the resolution of the Board of Directors held on May 10, 2016, and in accordance with the Company's compensation policy, both approved to grant a bonus in the sum of NIS 900,000 to Mr. Ori Hadomi (the "CEO") in light of the his contribution to the Company's successful completion of a private placement of the Company's ADSs  and the execution of an Exclusive Lead Sharing and Distribution Agreement in May 2016 (respectively, the "Bonus" and the "Transactions").

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the grant of a bonus in the sum of NIS 900,000 to Mr. Ori Hadomi in light of his contribution to the Company's successful completion of a private placement of the Company's ADSs and the execution of an Exclusive Lead Sharing and Distribution Agreement in May 2016."

Pursuant to the Companies Law, approval of this Proposal 1 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term is defined above) in the grant of the Bonus to the CEO, who participate in the vote (abstentions will not be taken into account); or
•	The total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights.

The Board of Directors recommends a vote FOR approval of a grant of the Bonus to the CEO.

The Companies Law allows our Board of Directors to approve the grant of the Bonus to the CEO even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have decided to reapprove the said grant, based on detailed reasoning, and after having reexamined the proposal, and taken, inter alia, the shareholder rejection into consideration.

PROPOSAL 2
APPROVAL OF THE UPDATING OF THE CHIEF EXECUTIVE OFFICER
EMPLOYMENT AGREEMENT

The CEO`s employment agreement has become effective as of January 1, 2013 as amended on January 21, 2014 and on April 1, 2014. According to the resolution of the Compensation Committee held on January 28, 2016 and the resolution of the Board of Directors held on January 28, 2016, and in accordance with the Company's compensation policy, both approved the update of the CEO`s employment agreement so that the CEO's monthly fixed salary will be increased to NIS 80,000 as of March 1, 2016, to better reflect his contribution and importance to the Company.

Other than as amended hereinabove, no additional amendments are made to the CEO’s employment agreement.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the update of the CEO`s employment agreement so that the CEO's monthly fixed salary will be increased to NIS 80,000 as of March 1, 2016".

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Pursuant to the Companies Law, approval of this Proposal 2 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term is defined above) in the approval of updating the CEO’s employment agreement, who participate in the vote (abstentions will not be taken into account); or
•	The total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights.

The Board of Directors recommends a vote FOR approval of updating the CEO’s employment agreement.

The Companies Law allows our Board of Directors to approve the updating the CEO’s employment agreement, even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have decided to reapprove the said grant, based on detailed reasoning, and after having reexamined the proposal, and taken, inter alia, the shareholder rejection into consideration.

PROPOSAL 3
APPROVE A GRANT OF OPTIONS TO PURCHASE UP TO 386,574 OF THE
COMPANY’S ORDINARY SHARES TO THE COMPANY’S CHIEF EXECUTIVE OFFICER

According to the resolution of the Compensation Committee held on May 10, 2016 and the resolution of the Board of Directors held on May 10, 2016, and in accordance with the Company's compensation policy, both approved to grant options to the CEO to purchase up to 386,574 of the Company’s Ordinary Shares (the “Options”).

The Options shall vest and become exercisable in accordance with a four (4) year vesting schedule, commencing on the date of grant, so that upon the lapse of twenty four (24) months from the date of grant, fifty percent (50%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, six point twenty five percent (6.25%) of the shares underlying the Options shall vest (the "Vesting Period"). Should the CEO's office be terminated by the Company, for reasons other than for cause, the Vesting Period of the non-vested options shall be accelerated. The exercise price of the Options is NIS 22.23 each, non-linked, which reflects the higher of (i) the closing share price in the Tel-Aviv Stock Exchange ("TASE") on the last trading day prior to the date of signature of the Transactions, or (ii) the average of the closing price per share in the TASE during the 30 days preceding the date of signature of the Transactions. In addition, the CEO will be entitled to accelerated vesting of any unvested options should his position be terminated by the Company (without causeif and when the Distribution and Lead Share Agreement with Medtronic formally enters into its second phase of full global distribution of the Company's products by Medtronic,

It is hereby clarified that as of the date hereof, the CEO holds 74,229 Ordinary Shares and an option to purchase 384,057 Ordinary Shares under the Company’s 2011 Option Plan, which constitute collectively, as of the date hereof, 0.89% of the issued and outstanding share capital of the Company, on a fully diluted basis.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED, to approve a grant of 386,574 Options to the CEO."

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Pursuant to the Companies Law, approval of this Proposal 3 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term is defined above) in the approval of updating the CEO’s employment agreement, who participate in the vote (abstentions will not be taken into account); or
•	The total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights.

The Board of Directors recommends a vote FOR approval of a grant of 386,574 Options to purchase 386,574 Ordinary Shares of the Company to the CEO.

The Companies Law allows our Board of Directors to approve the grant of the Options to the CEO even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have decided to reapprove the said grant, based on detailed reasoning, and after having reexamined the proposal, and taken, inter alia, the shareholder rejection into consideration.

PROPOSAL 4
APPROVAL OF THE GRANT OF A BONUS TO MS. SHARON LEVITA, THE
COMPANY'S CHIEF FINANCIAL OFFICER, MR. ELI ZEHAVI, THE COMPANY'S
CHIEF OPERATING OFFICER AND VICE PRESIDENT OF RESEARCH AND DEVELOPMENT AND
MR. DORON DINSTEIN, THE COMPANY'S CHIEF MEDICAL OFFICER

Due to the imminent execution of the Transactions, the Compensation Committee held on May 10, 2016 and the Board of Directors held on May 10, 2016, both approved to grant a special bonus in the amount of NIS 200,000 to each of Ms. Sharon Levita, the Company’s Chief Financial Officer, Mr. Eli Zehavi, the Company's Chief Operating Officer and Vice President of Research and Development and to Mr. Doron Dinstein, the Company's Chief Medical Officer (respectively, the "Special Bonus" and the "Officers"). Both the Compensation Committee and the Board of Directors discussed the grant of the Special Bonus, which deviates from the Company's compensation policy, and were of the opinion that the Special Bonus reflects the Officers' outstanding contribution to the successful completion of the Transactions.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the grant of a bonus in the sum of NIS 200,000 to each of Ms. Sharon Levita, the Company’s Chief Financial Officer, Mr. Eli Zehavi, the Company's Chief Operating Officer and Vice President of Research and Development and to Mr. Doron Dinstein, the Company's Chief Medical Officer, following their contribution to the Company's successful completion of a private placement of the Company's ADSs and the execution of an Exclusive Lead Sharing and Distribution Agreement in May 2016."

Pursuant to the Companies Law, approval of this Proposal 4 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term is defined above) in the grant of the Bonus to the CEO, who participate in the vote (abstentions will not be taken into account); or
•	The total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights.

The Board of Directors recommends a vote FOR approval of a grant of a bonus to the Officers.

The Companies Law allows our Board of Directors to approve the grant of a bonus to the Officers even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have decided to reapprove the said grant, based on detailed reasoning, and after having reexamined the proposal, and taken, inter alia, the shareholder rejection into consideration.

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Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at HaEshel 7, Caesarea, Israel 3088900 (telephone number: 972-4-6187100, facsimile number: 972-4-6187111).

ADDITIONAL INFORMATION
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 9, 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 9, 2016, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
MAZOR ROBOTICS LTD.
Sharon Levita, Chief Financial Officer

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